UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 3, 2026 announcing the registrant's share buy-back transactions.

Istanbul, November 3, 2026

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Company’s buy-back program, with the aim of protecting the interests of our stakeholders and supporting healthy price formation in the market while maintaining the fair value of our shares, on November 3, 2026, a total of 3,434,298 shares were purchased at an average price level of TRY 92.62. The total transaction value is TRY 318,074,409.

The details of the buy-back transactions

Code of Share Subject to Buy-back	Trasaction Date	Nominal Value of Shares Subject to Transaction (TRY)	Ratio to Capital (%)	Transaction Price (TRY / Unit)	Nominal Value Of Shares Previously Buy-Backed Within The Frame Of The Program (TRY)	Privileges. If Any, Associated with These Shares
Group B, TCELL, TRATCELL91M1	12.11.2025	2,093,944	0.095	95.58	-	-
Group B, TCELL, TRATCELL91M1	23.10.2026	3,201,696	0.146	86.75	2,093,944	-
Group B, TCELL, TRATCELL91M1	27.10.2026	1,196,377	0.054	90.50	5,295,640	-
Group B, TCELL, TRATCELL91M1	28.10.2026	20,110	0.0009	91.10	6,492,017	-
Group B, TCELL, TRATCELL91M1	03.11.2026	3,434,298	0.156	92.62	6,512,127	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 3, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 3, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer